UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

COBRA OIL & GAS COMPANY
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of class of securities)

19105E103
(CUSIP number)

Scott E. Rapfogel, Attorney at Law c/o Gottbetter & Partners, LLP 488 Madison Avenue, 12th Floor, New York, New York 10020 (212) 400-6900

(Name, address and telephone number of person authorized to receive notices and communications)

April 16, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

CUSIP No. 19105E103	13D/A	Page 2

1	NAME OF REPORTING PERSON:		MASSIMILIANO POZZONI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		ITALY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	35,000,000
	8	SHARED VOTING POWER:	NA
	9	SOLE DISPOSITIVE POWER:	35,000,000
	10	SHARED DISPOSITIVE POWER:	NA
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		35,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.90%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 19105E103	13D/A	Page 3

Amendment No 1:

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D originally filed on April 3, 2008 (the “Original Schedule”) by the Reporting Person and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.00001 par value per share (the “Common Stock”), of Cobra Oil & Gas Company, a Nevada corporation (the “Company”).

Statement and Explanation of Change:

Effective April 16, 2008 Massimiliano Pozzoni returned 4,000,000 of the 5,000,000 shares of the common stock of Cobra Oil & Gas Company (the “Company”) owned by him for cancellation. As such , upon the return by Massimiliano Pozzoni of the 4,000,000 shares of the Company’s Common Stock, and cancellation of the same by the Company, Massimiliano Pozzoni then effectively owned 1,000,000 shares of the Company’s Common Stock.

However on April 22, 2008 the Company’s board of directors declared a 35:1 forward stock split in the form of a stock dividend (the “Forward Split”). The record date, payment date and market effective date for the Forward Split was May 6, 2008, May 7, 2008 and May 8, 2008, respectively. Immediately prior to the Forward Split there were 2,004,000 shares of our common stock issued and outstanding. Immediately following the Forward Split there was 70,140,000 shares of our common stock issued and outstanding. As a result of the declaration of the Forward Split, Massimiliano Pozzoni then effectively owned 35,000,000 shares of the Company or 49.90% of the issued and outstanding shares of Common Stock of the Company.

Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 7. SOLE VOTING POWER.

Item 7 of the Schedule 13D is hereby changed to 35,000,000 and supplemented, with effect from the date of this Amendment, by adding the statement and explanation for the change referenced hereinabove:

ITEM 9. SOLE DISPOSITIVE POWER.

Item 9 of the Schedule 13D is hereby changed to 35,000,000 and supplemented, with effect from the date of this Amendment, by adding the statement and explanation for the change referenced hereinabove:

ITEM 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

Item 11 of the Schedule 13D is hereby changed to 35,000,000 and supplemented, with effect from the date of this Amendment, by adding the statement and explanation for the change referenced hereinabove:

ITEM 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Item 13 of the Schedule 13D is hereby changed to 49.90% and supplemented, with effect from the date of this Amendment, by adding the statement and explanation for the change referenced hereinabove:

CUSIP No. 19105E103	13D	Page 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2008

	By:	/s/ Massimiliano Pozzoni
	Name:	Massimiliano Pozzoni